Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

February 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Ms. Kimberly Browning

Re:     Domini Investment Trust (File Nos. 811-05823 and 33-29180)

Ladies and Gentlemen:

This letter responds to follow-up comments received from Ms. Kimberly Browning of the Staff of the Securities and Exchange Commission on February 12, 2020, regarding Post-Effective Amendment No. 68 (the “Amendment”) to the Registration Statement on Form N-1A of Domini Investment Trust (the “Registrant”) filed on November 12, 2019 with respect to Domini Sustainable Solutions Fund (the “Fund”), a series of the Registrant. Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff notes that disclosure in the Principal Investment Strategies section of the Prospectus indicates that the Fund may invest in other investment companies. The Staff requested that the Registrant confirm that a separate Acquired Fund Fees and Expenses line item in the Fee Table is not required because Acquired Fund Fees and Expenses are estimated to be less than one basis point and that estimated amounts are included in Other Expenses as applicable, or revise the Fee Table accordingly.

	Response:	The Registrant confirms that a separate Acquired Fund Fees and Expenses line item in the Fee Table is not required because the Fund does not initially intend to invest in other investment companies and, accordingly, Acquired Fund Fees and Expenses are currently estimated to be zero. The Registrant confirms that, to the extent that the Fund invests in other investment companies in the future, it will revise the Fee Table to reflect Acquired Fund Fees and Expenses in a separate line item or, if such amounts are less than one basis point, in Other Expenses, as applicable. The Registrant confirms that disclosure regarding investing in other investment companies has been deleted from the Principal Investment Strategies section of the Prospectus.

2.	Comment:	The Staff noted that in response to the Staff’s original comments, the Registrant indicated that investing in short-term investments is not an element of the Fund’s principal investment strategy and that disclosure stating that the Fund may hold cash or other short-term investments to provide the Fund flexibility to meet redemptions and expenses and to readjust its portfolio holdings would be deleted from the Principal Investment Strategies section of the Prospectus. The Staff requested that, to the extent that the Fund has a non-principal strategy to hold cash or other short-term investments to meet redemptions and expenses, the Registrant disclose such an investment strategy in the More on the Fund’s Investment Strategies section of the Prospectus.

	Response:	The Registrant confirms that it will disclose that the Fund may hold cash or other short-term investments to provide the Fund with the flexibility to meet redemptions and expenses and to readjust its portfolio holdings in the More on the Fund’s Investment Strategies section of the Prospectus.

3.	Comment:	The Staff noted that in response to the Staff’s original comments, the Registrant indicated that it would revise the disclosure to remove a reference to the weights provided to the Subadviser with the Adviser’s investment selections. The Staff requested that the Registrant confirm to the Staff supplementally that there is no weighting criteria used by the Adviser as part of the Fund’s investment strategy.

	Response:	The Registrant confirms that there is no weighting criteria used by the Adviser as part of the Fund’s investment strategy.

4.	Comment:	The Staff noted that in response to the Staff’s original comments, the Registrant stated that the Fund did not intend to invest in thin or volatile markets or that are valued using fair value methodologies as a principal investment strategy. The Staff requested that the Registrant revise the Valuation Risk disclosure to better explain to investors why the Registrant believes that risks related to securities that trade in thin or volatile markets or that are valued using fair value methodologies are principal risks of investing in the Fund if the Fund does not intend to make such investments, or to delete such disclosure.

	Response:	The Registrant confirms that the Fund does not intend to invest in securities that trade in thin or volatile markets or that are valued using fair value methodologies as a principal investment strategy. The Registrant will delete the disclosure referenced by the Staff from the Principal Risks section of the Prospectus and include such disclosure in Item 9 as an additional risk of the Fund.

5.	Comment:	The Staff noted that in response to the Staff’s original comments, the Registrant stated that the Fund does not intend to invest in illiquid securities as a principal investment strategy. The Staff requested that the Registrant revise the Liquidity Risk disclosure to better explain to investors why the Registrant believes that risks related to illiquid securities are principal risks of investing in the Fund if the Fund does not intend to make such investments, or to delete such disclosure.

	Response:	The Registrant confirms that the Fund does not intend to invest in illiquid securities as a principal investment strategy. The Registrant will delete the disclosure referenced by the Staff from the Principal Risks section of the Prospectus. Disclosure regarding the risk of investing in illiquid securities will be included in Item 9 as an additional risk of the Fund.

6.	Comment:	The Staff noted that in the disclosure regarding Engagement included in response to the Staff’s original comments, the Registrant stated that the Adviser may engage in dialogue with management of companies urging them to address the environmental and social impacts of their operations. The Staff requested that the Registrant add disclosure to clarify that such dialogues might not produce the desired outcomes.

	Response:	The Registrant will add the disclosure requested by the Staff.

7.	Comment:	The Staff noted that in response to the Staff’s original comments, the Registrant indicated that the Fund did not intend to invest in depositary receipts as an element of the Fund’s principal investment strategy and would revise the disclosure regarding the Fund’s principal investment strategies accordingly. The Staff requested that the Registrant clarify in its response how it intends to revise the disclosure.

	Response:	The Registrant confirms that it intends to delete the reference to investments in depositary receipts from the Principal Investment Strategies section of the Prospectus, and include a reference to investments in depositary receipts in the More on the Fund’s Investment Strategies section of the Prospectus.

8.	Comment:	The Staff noted the Registrant indicates that risks related to the expected discontinuation of LIBOR as a reference rate for various commercial and financial contracts are principal risks of investing in the Fund but does not include corresponding disclosure in the Principal Investment Strategies section of the Prospectus. The Staff requested that the Registrant revise the disclosure in the Principal Investment Strategies and Principal Investment Risks sections to clarify why disclosure regarding the discontinuation of LIBOR is a principal investment risk of the Fund, or delete such disclosure from the Principal Investment Risks section.

	Response:	The Registrant will delete the disclosure referenced by the Staff relating to the discontinuation of LIBOR from the Principal Investment Risks section.

9.	Comment:	The Staff requested that the Registrant revise the second sentence of the disclosure regarding diversification included in the Registrant’s original response to the Staff’s comments to state that the Fund may not purchase securities of an issuer (other than obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities) if, with respect to 75% of the Fund’s total assets, (a) more than 5% of the Fund’s total assets would be invested in securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

	Response:	The Registrant will revise the disclosure as requested by the Staff.

     Please call the undersigned at 212-217-1114 with any questions.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy
General Counsel

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